UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

Annual Report Pursuant to Section 15 (d)

of the Securities Exchange Act of 1934

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2005

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number 001-08533

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SYSTEMS & ELECTRONICS INC. EMPLOYEE SAVINGS INVESTMENT PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Engineered Support Systems, Inc. 201 Evans Lane St. Louis, Missouri 63121

Financial Statements and Exhibits

SYSTEMS & ELECTRONICS INC.

EMPLOYEE SAVINGS INVESTMENT PLAN

December 31, 2005

*                 Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Pension Committee of

Systems & Electronics Inc.

Employee Savings Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Systems & Electronics Inc. Employee Savings Investment Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the net assets available for benefits at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As described in Notes H and I, the Company has amended the Plan to provide for its termination effective January 30, 2006. During the plan year, the Trustees made the decision to terminate the plan. Therefore, in accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing plan basis to the liquidation basis.

/s/ Rubin Brown LLP

St. Louis, Missouri

September 12, 2006

SYSTEMS & ELECTRONICS INC.

EMPLOYEE SAVINGS INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	(In Liquidation)
	2005	2004

Assets:
Investments,
At Fair Value (Note C)
Common Collective Trusts	$ —	$ 1,809,824
Registered Investment Companies	14,715,140	12,750,976
Company Stock	107,272	—
Participant Loans	193,680	189,778

Stable Value (Note D)	2,552,207	—
	17,568,299	14,750,578
Employee contributions receivable	105,985	96,863
Net Assets Available For Benefits	$ 17,674,284	$ 14,847,441

See the accompanying notes to the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Years Ended December 31,
	(In Liquidation) 2005	2004

Additions To Net Assets Attributed To:

Investment income:
Interest and dividend income	$ 10,290	$ 9,322
Net realized and unrealized gain on Engineered Support Systems, Inc. common stock	14,728	—
Net appreciation from common collective trusts	24,541	—
Net appreciation from registered investment companies	894,483	1,267,396
Net appreciation of the stable value fund	72,291	—
Net Investment Income	1,016,333	1,276,718

Contributions:
Salary Deferral	2,498,372	2,800,696
Rollovers	442,135	—
Total Contributions	2,940,507	2,800,696

Total Additions	3,956,840	4,077,414

Deductions:
Benefits paid directly to participants	(1,110,036)	(782,801)
Plan expenses	(19,961)	(5,135)
Total Deductions	(1,129,997)	(787,936)

Net Increase	2,826,843	3,289,478

Net Assets Available For Benefits:
Beginning of Year	14,847,441	11,557,963

Net Assets Available For Benefits:
End of Year	$ 17,674,284	$ 14,847,441

See the accompanying notes to the financial statements.

NOTES TO FINANCIAL STATEMENTS

SYSTEMS & ELECTRONICS INC.

EMPLOYEE SAVINGS INVESTMENT PLAN

December 31, 2005 and 2004

NOTE A - DESCRIPTION OF THE PLAN

The Systems & Electronics Inc. Employee Savings Investment Plan (the “Plan”) was established October 1, 1999 as a defined contribution plan covering the employees of Systems & Electronics Inc. (the “Company”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

All employees of the Company are eligible to participate in the Plan on the date he or she commences employment with the Company.  Plan participants are eligible to receive benefits commencing at age 59 ½ or upon the date the participant terminates employment with the Company and every member of the controlled group.  Distributions under the Plan will be made as soon as administratively possible after retirement or termination.

Participants may elect to contribute up to 50 percent of their annual compensation (not to exceed limits established by the Internal Revenue Service) each Plan year as “pre-tax contributions”.  There are no employer contributions to the Plan.  Participant contributions are fully and immediately vested at all times.

The Plan was closed to new Participants as of December 31, 2004.  No employee will become a participant after that date.  Employees participating in the Plan on December 31, 2004 will be eligible to continue to make contributions.

Plan participants are permitted to borrow from their accounts.  Participants may borrow a minimum of $1,000 up to a maximum of 50 percent of their vested balance, not to exceed $50,000 (less the highest outstanding loan balance for the one-year period ending on the day before a new loan is made minus the outstanding balance of existing loans to the participant on the date of the new loan).  Both the principal and interest are repaid via payroll deductions.  Interest rates range from 4.25 percent to 9 percent on all outstanding loans.  The final installments are due at various dates through November 2011.

Upon death, termination of service, or attainment of age 70 ½, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, a single annuity, the purchase of a joint and survivorship annuity with various survivor options, or a series of installment payments.

Each participant’s account is credited with the participant’s contributions and an allocation of Plan earnings.  The allocation of earnings is determined by the earnings of the participant’s investment selection based on each participant’s account balance, as defined in the Plan agreement.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

The Pension Committee, appointed by the Company, serves as the Plan administrator, and the Company pays all administrative expenses of the Plan, except for a nominal holding fee charged to each participant’s account.  In 2005, the Plan incurred $19,961 in trustee fees or other administrative expenses.  In 2004, the Plan incurred $5,135 in trustee fees or other administrative expenses.

Information about the Plan, including provisions for vesting, allocation of earnings, withdrawal provisions and the impact of Plan termination is contained in the Plan document and Summary Plan Description.  Copies of the Summary Plan Description are available from the Company.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Certain 2004 figures have been reclassified, where appropriate, to conform to the financial statement presentation used in 2005.

The financial statements of the Systems & Electronics Inc. Employee Savings Investment Plan (the “Plan”) are presented on the liquidation basis of accounting, except that benefits due to participants are recorded as a reduction in net assets available for Plan benefits when paid.

Investments in the Engineered Support Systems, Inc. (the “Company”) common stock are stated at fair value based on the last reported sales price on December 31, 2005 and 2004, respectively.  Investments in registered investment companies, including the EuroPacific Growth Fund, the Alliance Bernstein Growth & Income Fund-Class A, the Janus Twenty Fund, the Jennison Growth Fund-Class Z, the Jennison US Emerging Growth Fund-Class Z, Vanguard Morgan Growth (Admiral Class), Vanguard Total Stock Market (Admiral Class), Vanguard Windsor (Admiral Class) , Vanguard Institutional Index (Institutional Class), American Funds Balanced Fund-Class A, Vanguard 500 Index-Class A, Lord Abbett Small Cap Blend-Class A, PIMCO Total Return-Class A, Vanguard International Growth Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Growth Fund, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Moderate Growth Fund, Vanguard Prime Money Market Fund, Vanguard Small-Cap Index Fund, Vanguard Total Bond Market Index Fund, and Vanguard US Growth Fund  are stated at the fair value of the underlying portfolio of securities as of December 31, 2005 and 2004 respectively, as determined by the respective manager.  Investments in common collective trusts including the Vanguard Retirement Savings Trust (managed by Vanguard Fiduciary Trust Company, “VFTC”) are stated at the fair value as of December 31, 2005 and 2004 respectively, of the underlying portfolio of securities, as determined by the respective manager.  Investments in the Guaranteed Income Fund are stated at fair value, which approximates contract value (principal plus accrued interest) as of December 31, 2005 as determined by the respective manager.

Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.  Net realized appreciation or depreciation on security transactions represent the difference between proceeds received and cost.  The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Investments are exposed to various risks, such as interest rate, market and credit risk.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near-term could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.

Participant loans are valued at their outstanding principal amount.  These notes bear interest at a rate equal to the prime interest rate as of the effective date of the loan plus one percentage point.

Administrative expenses of the Plan are paid by the Participants.

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets during the reporting period.  Actual results could differ from these estimates.

NOTE C—INVESTMENTS

Participants may direct the investment of their contributions among a number of investment options.  The following schedule presents information regarding assets held for investments:

	December 31, 2005		December 31, 2004
	Fair Value		Fair Value
Engineered Support Systems, Inc.
common stock, 2,576 shares in 2005	$ 107,272		$ —

Alliance Bern Growth & Income Fund-Class A,
837 shares in 2005	3,214		—
Janus Twenty Fund,
2,692 shares in 2005	131,694
EuroPacific Growth Fund,
29,385 shares in 2005	1,207,743	*	—
Jennison US Emerging Growth Fund – Class Z,
8,233 shares in 2005	169,096
Jennison Growth Fund-Class Z,
72,608 shares in 2005	1,208,202	*
Lord Abbett Small Cap Blend Fund-Class A,
79,893 shares in 2005	1,341,407	*	—
PIMCO Total Return Fund-Class A,
87,446 shares in 2005	918,184	*
Vanguard Institutional Index-Institutional Class,
37,689 shares in 2005	4,296,888	*	—
American Balanced Fund-Class A,
109,275 shares in 2005	1,947,283	*	—
Vanguard Windsor-Admiral Class,
22,424 shares in 2005 and 44,837 shares in 2004	1,297,900	*	810,207
Vanguard Morgan Growth-Admiral Class,
29,312 shares in 2005 and 84,222 shares in 2004	1,609,793	*	1,374,501	*
Vanguard Total Stock Market-Admiral Class,
19,458 shares in 2005 and 16,422 shares in 2004	583,736		472,471
Vanguard International Growth Fund
32,065 shares in 2004	—		604,741
Vanguard LifeStrategy Income Fund
17,994 shares in 2004	—		243,461
Vanguard LifeStrategy Moderate Growth Fund
26,904 shares in 2004	—		481,851
Vanguard LifeStrategy Conservative Growth Fund
20,560 shares in 2004	—		313,746
Vanguard LifeStrategy Growth Fund
39,255 shares in 2004	—		788,680	*
Vanguard Prime Money Market Fund
439,196 shares in 2004	—		439,196
Vanguard Small-Cap Index Fund
46,644 shares in 2004	—		1,250,986	*
Vanguard Total Bond Market Index Fund
19,458 shares in 2005 and 91,018 shares in 2004	—		934,753	*
Vanguard U.S. Growth Fund
63,662 shares in 2004	—		1,030,052	*
Vanguard 500 Index Fund
35,886 shares in 2004	—		4,006,331	*

Total Registered Investment Companies	14,715,140		12,750,976
Guaranteed Income Fund (Note D)	2,552,207	*	—
Vanguard Retirement Savings Trust	—		1,809,824	*
Participant loans	193,680		189,778
Total	$ 17,568,299		$ 14,750,578

*                 Represents investments that are greater than 5% of plan assets at the beginning of the plan year.

The Company has established a Pension Committee to oversee the activities of the Plan and has appointed the Vice President of Finance as the Plan Administrator.  Prudential Insurance Company of America  (“Prudential”) is the Trustee for the Plan and the Plan recordkeeper.  Prior to May 2, 2005, VFTC was the Trustee for the Plan and Plan recordkeeper.  During 2005 and 2004, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

	2005	2004
Engineered Support Systems, Inc. Common Stock	$ 14,728	$ —
Stable Value Fund	72,291	—
Common Collective Trust	24,541	—
Registered Investment Companies	894,483	1,267,396
	$ 1,006,043	$ 1,267,396

NOTE D – INVESTMENT IN THE GUARANTEED INCOME FUND

In 2005, the Plan began investing in the Guaranteed Income Fund (“GIF”), a group annuity product issued by Prudential Retirement Insurance and Annuity Company (“PRIAC”).  PRIAC guarantees an interest rate, which is declared in advance and in effect for six months.  The guaranteed interest rate is based on an agreed-upon formula with PRIAC, but is guaranteed to not fall below 1.5%.  The guaranteed interest rate in effect at December 31, 2005, was 3.85%.  The GIF is fully benefit responsive.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  At the financial statement date, the GIF was recorded at fair value which equals contract value.

NOTE E – INCOME TAX STATUS

The Plan received a favorable letter of determination from the Internal Revenue Service dated February 24, 2006 indicating compliance with section 401(a) of the Internal Revenue Code and tax exemption under the provisions of section 501(a).  Therefore, it is the opinion of the Plan Administrator that, as of December 31, 2005, the Plan is in compliance with section 401(a) of the Internal Revenue Code and is exempt under the provisions of section 501(a).  Thus, provision for a federal income tax is not required in the accompanying financial statements.

NOTE F - RELATED PARTY AND PARTY-IN-INTEREST

The Company, as Plan administrator and sponsor, is a related party to the Plan.  At December 31, 2005 and 2004, the Plan held shares of Company common stock with a market value of $107,272 and $0, respectively.  For the year ended December 31, 2005, the Plan purchased $101,231 and sold $8,687 of Company common stock.  For the year ended December 31, 2004, the Plan did not hold any Company common stock.

Certain Plan investments are shares of mutual funds managed by an affiliate of VFTC and by Prudential.  Prudential is and VFTC was, a Trustee as defined by the Plan and, therefore, the transactions resulting in these balances are exempt party-in-interest transactions under Section 408(b)(8) of ERISA and the regulations promulgated thereunder.

NOTE G – NEW ACCOUNTING PRONOUNCEMENT

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) AAG INV-1 and SOP
94-4-1 Reporting of Fully Benefit-Responsive-Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, which affects defined contribution pension plans that hold fully benefit-responsive investment contracts.  The FSP is effective for all investment contracts as of the last day of the annual period ending after December 15, 2006.  The Plan will implement the new accounting standard for the year ending December 31, 2006 and will apply the standard retrospectively to the year ended December 31, 2005, if applicable.

NOTE H – SUBSEQUENT EVENTS

The Board of Directors has advised the Trustees that they have entered into an Agreement and Plan of Merger with DRS Technologies, Inc. (“DRS”) and Maxco, Inc. dated September 21, 2005 (the “Merger Agreement”) under which all of the Sponsor’s shares of stock (including those held by the Plan) were exchanged for shares of DRS and cash on January 31, 2006.

As required by the Merger Agreement, the Company amended the Plan to provide for its termination effective January 30, 2006.  On May 1, 2006, the Plan submitted an application to the IRS for a favorable determination on the termination of the Plan.  Upon receipt of the favorable determination, participants will direct the distribution of their accounts.

NOTE I – PLAN TERMINATION

The Company has exercised its right under the Plan to discontinue employee contributions as of February 1, 2006, pursuant to the Plan termination and subject to the provisions of ERISA

Report of Independent Registered Public
Accounting Firm on Supplementary Information

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ RubinBrown LLP

September 12, 2006

SYSTEMS & ELECTRONICS INC.

EMPLOYEE SAVINGS INVESTMENT PLAN

Schedule I

EIN:  43-1275001

Plan Number:  321

Schedule of Assets Held at End of Year

December 31, 2005

	Identity of Issue	Description of Investment	Cost**	Current Value
(a)	(b)	(c)	(d)	(e)
	Company Stock, common

*	Engineered Support Systems, Inc.	Common Stock $.01 par value	$ 93,454	$ 107,272

	Registered Investment Companies		101,231	107,272
	Alliance Bern Growth & Income Fund Class A -	Large-cap value equity mutual fund	3,159	3,214
	Janus Twenty Fund	Large-cap growth equity mutual	129,292	131,694
	EuroPacific Growth Fund	Non-U.S. equity mutual fund	1,072,887	1,207,743
	Jennison US Emerging Growth Fund-Class Z	Mid-cap growth equity mutual fund	164,290	169,096
	Jennison Growth Fund-Class Z	Large-cap growth equity mutual	1,018,173	1,208,202
	Lord Abbett Small Cap Blend- Class A	Small-cap growth equity fund	1,235,485	1,341,407
	PIMCO Total Return Fund – Class A	Intermediate-term bond mutual	935,051	918,184
	Vanguard Institutional Index Fund – Institutional Class	Large-cap blend equity mutual	4,346,553	4,296,888

	Vanguard Windsor-Admiral Class	Large cap value equity fund	1,302,609	1,297,900
	American Balanced Fund-Class A	Moderate allocation mutual fund	1,927,687	1,947,283
	Vanguard Morgan Growth – Admiral Class	Mid- and Large-Cap equity fund	1,619,173	1,609,793
	Vanguard Total Stock Market – Admiral Class	Large-cap blend equity fund	586,850	583,736
			14,341,209	14,715,140
*	Prudential Guaranteed Income Fund	Stable value fund	2,552,207	2,552,207
	Participant Loans	Loans to Plan participants bearing interest rates from 4.25% to 9.07% due at various dates through November 2011	193,680	193,680
		Total	$ 17,180,550	$ 17,568,299

*	Represents a party-in-interest.
**	Value represents historical cost.

The above information is required disclosure for IRS Form 5500, Schedule H, Part IV, line 4.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYSTEMS & ELECTRONICS INC. EMPLOYEE SAVINGS INVESTMENT PLAN

Date:	October 12, 2006	/s/ Richard A. Schneider
Richard A. Schneider
Executive Vice President & Chief Financial Officer of DRS Technologies, Inc.
and Member of the Pension Committee of the Plan